Exhibit 99.(a)(1)(J)
Confirmation of Amendment

To:	[Employee Name]
From:	Concho Resources Inc.
Date:	December 28, 2007

Re:	Confirmation of Participation in the Offer to Amend Eligible Outstanding Stock Options
     This is to confirm your participation in Concho Resources Inc.’s (“Concho Resources”) Offer to Amend Eligible Outstanding Stock Options (the “Offer”). Terms not explicitly defined in this Confirmation of Amendment have the same definitions as those used in the Offer. The Eligible Option(s) held by you that have been amended are identified below:
Option Number:

Option Grant Date:

Option Price:

Option Amendment Date:
     If you have questions regarding the above, please contact David W. Copeland at Concho Resources, 550 W. Texas, Suite 1300, Midland, TX 79701.